Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Presto Automation Inc. of our report dated October 10, 2023, relating to the consolidated financial statements of Presto Automation Inc. (the “Company”) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to a going concern uncertainty and the adoption of a new accounting standard), appearing in the Annual Report on Form 10-K of the Company for the year ended June 30, 2023, filed with the Securities and Exchange Commission. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Moss Adams LLP

Campbell, California

April 4, 2024